Exhibit (a)(xxi)

CONTACTS
From: Anthony J. DeFazio DeFazio Communications, LLC tony@defaziocommunications.com Ph: (484-532-7783)	For: Brian D. Jones, CFO & Treasurer American Realty Capital Trust, Inc. bjones@arctreit.com Ph: (212-415-6500)

FOR IMMEDIATE RELEASE

ARCT Announces Final Results of its Modified Dutch Auction Tender Offer

New York, New York, April 4, 2012 — American Realty Capital Trust, Inc. (NASDAQ: ARCT) today announced the final results of its modified “Dutch Auction” tender offer for the purchase of up to $220 million in value of shares of its common stock, which expired at Midnight, Eastern Time, on March 28, 2012.

ARCT has accepted for purchase 20,952,380 shares of its common stock at a purchase price of $10.50 per share, for an aggregate cost of approximately $220,000,000, excluding fees and expenses relating to the tender offer. The 20,952,380 shares accepted for purchase in the tender offer represent approximately 11.7% of ARCT’s currently issued and outstanding shares of common stock.

Based on the final count by Computershare, Inc., the paying agent for the tender offer, and ARC Advisory Services, LLC, the depositary for the tender offer, a total of 28,567,412 shares of ARCT’s common stock were properly tendered and not properly withdrawn at or below the final purchase price of $10.50 per share.

Due to the oversubscription of the tender offer, stockholders who tendered and did not properly withdraw shares of common stock in the tender offer at or below $10.50 per shall will have approximately 73.3% of their tendered shares purchased on a pro rata basis by ARCT (other than “odd lot” holders, whose shares will be purchased on a priority basis).

The paying agent promptly will issue payment for the shares validly tendered and accepted for purchase in accordance with the terms and conditions of the tender offer. Shares tendered and not accepted for purchase will be returned promptly to stockholders.

As a result of the settlement of the tender offer, ARCT has approximately 158,473,085 shares outstanding.

Investor questions concerning the tender offer may be directed to the depositary for the offer, ARC Advisory Services, LLC at (877) 373-2522.

Important Notice

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company.

American Realty Capital Trust, Inc., a publicly traded Maryland corporation listed on The NASDAQ Global Select Market, is a leading self-administered real estate company that owns and acquires single tenant free standing commercial real estate properties that are primarily net leased on a long-term basis to investment grade credit rated and other creditworthy tenants.

1The statements in this press release that are not historical facts may be forward-looking statements. These forward looking statements involve risks and uncertainties that could cause the outcome to be materially different.

Additional information about the Company can be found on the Company’s website at www.arctreit.com.